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January 11, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, DC 20549-3628
Attn: Loan Lauren P. Nguyen, Special Counsel

Re:     Leucadia National Corporation
Registration Statement on Form S-4
Filed December 7, 2012
File No. 333-185318

Dear Ms. Nguyen:

On behalf of Leucadia National Corporation (“Leucadia” or the “Company”), please find responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) to Leucadia (File No. 333-185318) of December 7, 2012 regarding Leucadia’s registration statement on Form S-4 (the “Registration Statement”).

The Company is filing concurrently with this letter an amendment to the Registration Statement (“Amendment No. 1”), which includes revisions to the Registration Statement in response to the Staff’s comments. Enclosed with this letter are marked copies of Amendment No. 1 showing changes to the Registration Statement that was originally filed.

Set forth below in bold are comments from the Staff’s letter. Immediately below each of the Staff’s comments is the Company’s response to that comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

General

1.

Please provide us with copies of the “board books” and any other materials provided to the boards and management in connection with the proposed transaction. Such materials should include all presentations made by the financial advisors. Also, provide us with copies of the engagement letters.

The financial advisors, Citigroup Global Markets Inc., J.P. Morgan Securities LLC, UBS Securities LLC and Rothschild Inc., will each provide the Staff with copies of the requested materials on a supplemental basis and under separate cover.

Ms. Loan Lauren P. Nguyen
U.S. Securities and Exchange Commission
January 11, 2013
Page 2

Prospectus Cover Page

2.

We note your disclosure that Mr. Cumming and Mr. Steinberg recused themselves from consideration of the transactions on behalf of Jefferies because they are directors and officers of Leucadia National Corporation. With a view towards revised disclosure in an appropriate place in your prospectus, please tell us why Mr. Cumming and Mr. Steinberg did not recuse themselves from consideration of the transactions on behalf of Leucadia National Corporation.

Mr. Cumming and Mr. Steinberg are Leucadia’s two largest shareholders and its principal executive officers. By recusing themselves from all matters on behalf of Jefferies with respect to its negotiations with Leucadia, and only negotiating on behalf of Leucadia, Mr. Cumming and Mr. Steinberg did not act on both sides of the transaction, and therefore were not in a conflict position with respect to the transaction. In their capacity as the largest shareholders of Leucadia, Mr. Cumming and Mr. Steinberg were in the best position to represent and negotiate on behalf of the shareholders of Leucadia. With respect to arrangements concerning Mr. Cumming’s retirement from Leucadia, Mr. Cumming did recuse himself from the Leucadia board of directors’ deliberations on those arrangements. Mr. Cumming’s interest in his retirement arrangements was known to and was considered by the Leucadia board of directors and is disclosed in the Registration Statement.

3.

Please revise to clarify in the third paragraph that cash will be provided in lieu of fractional shares and that any shares that would result in a person or group becoming a five percent or more shareholder of Leucadia National Corporation will be sold by the exchange agent into the market.

In response to the Staff’s comment, the disclosure has been revised on the cover page of Amendment No. 1.

Questions and Answers, page 15

4.	Please revise to add a question and answer that addresses the negative factors that the board considered in connection with the mergers.

In response to the Staff’s comment, please see the additional disclosure on pages vii and viii of Amendment No. 1.

5.

Please revise to add a question and answer to briefly describe and quantify the interests that certain directors and officers of Leucadia National Corporation and Jefferies have that differ from other shareholders.

In response to the Staff’s comment, please see the additional disclosure on page viii of Amendment No. 1.

6.	Please revise to add a question and answer that describes the termination fees.

In response to the Staff’s comment, please see the additional disclosure on page xxi of Amendment No. 1.

Ms. Loan Lauren P. Nguyen
U.S. Securities and Exchange Commission
January 11, 2013
Page 3

7.	Please revise to add a question and answer that discusses the changes to the board of directors and management of Leucadia National Corporation in connection with the second merger.

In response to the Staff’s comment, please see the additional disclosure on page xv of Amendment No. 1.

8.	Please revise to add a question and answer that discloses the percentage of Leucadia’s common stock that the former holders of Jefferies common stock will own following the merger.

In response to the Staff’s comment, please see the additional disclosure on page xiv of Amendment No. 1.

If I am a Jefferies stockholder, will I receive any shares of Crimson stock, page 23

9.	Please briefly address why the Crimson Wine Group Ltd. spinoff is a condition to Jefferies completing the merger.

In response to the Staff’s comment, the disclosure has been revised on page xiv of Amendment No. 1.

Are stockholders entitled to appraisal rights, page 28

10.	Please revise to clarify what you mean by your disclosure that “the holders of Jefferies preferred stock have effectively waived their appraisal rights.”

In response to the Staff’s comment, the disclosure has been revised on pages xxii, 12 and 94 of Amendment No. 1.

Summary, page 30

Treatment of Jefferies Awards, page 38

11.	Please revise to disclose, if true, that fractional shares that relate to Jefferies awards will be rounded down to the nearest whole shares. Refer to Paragraph (h) on page A-7.

The Company confirms that fractional shares that relate to Jefferies awards will be rounded down to the nearest whole shares. In response to the Staff’s comment, the disclosure has been revised on page 12 of Amendment No. 1.

Treatment of Jefferies Preferred Stock, page 39

12.	Please revise to provide a brief summary of the terms of Jefferies preferred stock and the number of shares of Jefferies preferred stock that is currently outstanding.

In response to the Staff’s comment, please see the additional disclosure on pages 12 and 94 of Amendment No. 1.

Ms. Loan Lauren P. Nguyen
U.S. Securities and Exchange Commission
January 11, 2013
Page 4

Cautionary Statement Regarding Forward-Looking Statements, page 50

13.

We note your disclosure in the first sentence in the last paragraph of this section that “Jefferies and Leucadia caution that the foregoing list of factors is not exclusive.” Please revise to clarify that the risks addressed in the risk factors section below and the risks addressed in the risk factors sections of the documents incorporated by reference address all known material risks. Also revise the last paragraph on page 55 accordingly.

In response to the Staff’s comment, the disclosure has been revised on pages 26 and 33 of Amendment No. 1.

Risk Factors, page 50

Each party is subject to business uncertainties and contractual restrictions, page 52

14.

Please revise to expand to provide a discussion of any material contracts that are at risk of termination, change or renegotiation due to the merger transactions. For example, we note Leucadia’s disclosure on page 25 of its 10-K for fiscal year ended December 31, 2011 that failure by Wal-Mart and its affiliates to continue purchasing from National Beef could have a significant adverse effect on its sales. If the transactions described in this registration statement could have a negative impact on the contracts between Wal-Mart and National Beef, please disclose.

At this time Leucadia is not aware of any material contracts to which Leucadia or its subsidiaries is a party that are at risk of termination, change or renegotiation due to the merger transactions. Additionally, the Company respectfully advises the Staff that, per the Company’s quarterly report on Form 10-Q for the period ended September 30, 2012, National Beef received notice from Wal-Mart that it intends to discontinue using National Beef as a provider of its case-ready products in 2013. The Company is not currently aware of any negative impact the merger transactions could have on any material commercial relationships.

Jefferies is currently in the process of obtaining third party consents required in connection with certain material contracts, and does not believe any such material contract are at risk of termination, change or renegotiation due to the merger transactions. Jefferies is not currently aware of any negative impact the merger transactions could have on any material commercial relationships.

The market price of Leucadia common shares may decline, page 54

15.

Please expand the risk factor to discuss the risk on the valuation of your common shares and the difficulty for analysts comparing Leucadia to other competitors due to the highly diversified nature of its businesses.

In response to the Staff’s comment, the disclosure has been revised on page 32 of Amendment No. 1.

Ms. Loan Lauren P. Nguyen
U.S. Securities and Exchange Commission
January 11, 2013
Page 5

Proxy Solicitations, page 62

16.

We note that proxies may be solicited by telephone, by mail, by e-mail or in person. Please confirm that you will file all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview or telephone.

Leucadia and Jefferies confirm to the Staff that they will file all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview or telephone.

The Transactions, page 71

Background of the Transactions, page 72

17.

We note your disclosure on page 72 that Jefferies and Leucadia regularly consider strategic alternatives. Please revise to disclose whether any alternatives to the merger were considered, and, to the extent that such alternatives were considered, please revise to expand to discuss such alternatives. If alternatives were not pursued, please revise to provide the boards’ reasons for not pursuing any alternatives.

In response to the Staff’s comment, the disclosure has been revised on pages 52 and 53 of Amendment No. 1.

18.

We note your disclosure at the bottom of page 74 and the top of page 75 that Citi provided potential exchange ratios to Jefferies on November 2, 2012. Please revise to disclose these ratios. Similarly, we note that on November 3, 2012, the Jefferies transaction committee discussed potential exchange ratios. Please revise to disclose the ratios that were considered.

In response to the Staff’s comment, the disclosure has been revised on pages 57 and 58 of Amendment No. 1.

19.

We note your disclosure on page 75 regarding the negotiations that took place between Jefferies and Leucadia on November 9, 2012. Please revise to briefly disclose the exchange ratios that were considered.

In response to the Staff’s comment, the disclosure has been revised on page 58 of Amendment No. 1.

Jefferies’ Reasons for the Transactions, page 87

20.

We note the Jefferies transaction committee’s belief that the merger would provide an attractive alternative to shareholders given alternatives that were reasonably available to Jefferies. Please revise to provide greater details regarding the alternatives that the Jefferies transaction committee reviewed.

In response to the Staff’s comment, the disclosure has been revised on pages 52-53, 57-58 and 60 of Amendment No. 1.

Ms. Loan Lauren P. Nguyen
U.S. Securities and Exchange Commission
January 11, 2013
Page 6

Opinion of Citigroup Global Markets, Inc., page 81

21.

Please revise the discussion of the various financial analyses used by Citigroup Global Markets and UBS so that the recipients of the registration statement can understand exactly what each analysis indicates. As a general matter, for each included financial analysis, please explain why each valuation technique was used and provide sufficient explanation of each step of the analysis and the conclusions such that an investor will understand how the analysis supports a conclusion that the transaction is fair from a financial point of view. For each applicable analysis, also state whether the exchange ratio is within the range of values of the analysis. We offer some additional guidance in the comments below.

In response to the Staff’s comment, the disclosure has been revised on pages 67-74 and 83-84 of Amendment No. 1.

22.	Please revise the second sentence of the second-to-last paragraph on page 82 to clarify that the summary discloses the material terms.

The Company respectfully refers the Staff to the first sentence of the last paragraph on p. 65, which notes that “[t]he following is a summary of the material financial analyses presented to the Jefferies transaction committee in connection with Citi’s opinion”.

23.

We note the statement that Citigroup was not requested to, and it did not, recommend the specific consideration payable in the transaction. Please reconcile this statement with the disclosure on pages 74-75.

In response to the Staff’s comment, the disclosure has been revised on page 65 of Amendment No. 1.

Dividend Discount Analysis, page 84

24.

We note that Citigroup derived an implied equity value of Jefferies common stock of $17.12 per share compared to the implied consideration value of $17.01 per share of Jefferies common stock based on the exchange ratio. Please revise to explain how such implied equity value reflects an exchange ratio that is fair to Jefferies’s common stock shareholders from a financial point of view.

The Company respectfully notes that, as explained in the first full paragraph on page 65, Citi arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole, and did not draw, in isolation, conclusions from or with respect to any one factor or method of analysis for purposes of its opinion. Accordingly, the Company respectfully submits that the disclosure requested by the Staff would imply that the Dividend Discount Analysis carried more weight than the rest of Citigroup’s analysis and would also be inconsistent with the manner in which Citigroup arrived at its opinion.

Research Analyst Price Target, page 87

25.	Please revise to disclose the number of recent target prices used in this analysis. In addition, please revise to provide the date of this data.

Ms. Loan Lauren P. Nguyen
U.S. Securities and Exchange Commission
January 11, 2013
Page 7

In response to the Staff’s comment, the disclosure has been revised on page 71 of Amendment No. 1.

Sum-of-the Parts Analysis, page 87

26.

We note that you did not consider certain Leucadia investments for purposes of the sum-of-the-parts analysis. Please revise to disclose which of Leucadia’s investments you did not consider, including a brief explanation of why such investments were not considered. If certain quantitative and qualitative factors were used, please disclose such.

In response to the Staff’s comment, the disclosure has been revised on pages 71 and 72 of Amendment No. 1.

Selected Companies Analysis, page 89

27.	Please revise to disclose the multiple to book value of the selected companies’ stock prices, and explain why Citigroup selected the range of 0.83x-1.49x.

In response to the Staff’s comment, the disclosure has been revised on page 73 of Amendment No. 1.

Historical Exchange Ratio Analysis, page 89

28.

We note the description of the analysis utilizing the implied exchange ratios for selected transactions. Please revise to provide additional disclosure about the implied exchange ratios for the selected transactions. For example, it may be helpful for security holders to see the high, low, average or median values calculated, and it may be useful for security holders if this additional information is disclosed in tabular form.

In response to the Staff’s comment, the disclosure has been revised on pages 73 and 74 of Amendment No. 1.

Interests of Leucadia Directors and Executive Officers in the Transactions, page 100

Merger Related Compensation, page 101

29.

We note your disclosure in footnote (2) that you have not included the bonus under the Bonus Plan that Mr. Cumming will receive in the compensation table. We also note your disclosure on page 100, in connection with the transactions, Leucadia has agreed to pay Mr. Cumming the maximum bonus payable under Leucadia’s 2003 Senior Executive Annual Incentive Bonus Plan for the fiscal year ending December 31, 2012, without reduction to such amount as the compensation committee would have otherwise have discretion to make. Please revise to disclose the payment under the bonus plan in your compensation table pursuant to Item 402(t) of Regulation S-K, as the bonus payment appears to be compensation that is based on or otherwise relates to the merger.

In response to the Staff’s comment, the disclosure has been revised on page 87 of Amendment No. 1.

Ms. Loan Lauren P. Nguyen
U.S. Securities and Exchange Commission
January 11, 2013
Page 8

Material U.S. Federal Income Tax Consequences, page 102

Tax Consequences of the Transactions, page 104

30.

We note that the tax opinion is qualified by the opinions that Jefferies and Leucadia will receive as of the closing of the transactions. Please revise to remove the words “Based on such opinions” as the opinion should not assume the tax consequences in issue.

In response to the Staff’s comment, the disclosure has been revised on page 90 of Amendment No. 1.

Litigation Related to the Transactions, page 108

31.	Please provide us with copies of the complaints for the shareholder litigation actions discussed in this section.

The Company has provided the Staff with copies of the requested materials on a supplemental basis and under separate cover.

No Solicitation of Alternative Proposals, page 114

32.

We note that prior to the shareholder meetings each of the board of directors may enter into negotiations or discussions with persons who have made bona fide proposals. Please disclose whether the boards have received any bona fide proposals.

The Company advises the Staff that neither the board of directors of Leucadia nor board of directors of Jefferies has received any proposals, bona fide or otherwise. In response to the Staff’s comment, the disclosure has been revised on pages 15, 53, 60 and 100 of Amendment No. 1.

Directors and Officers and the nominating and Corporate Governance Committee of Leucadia Following the Transactions, page 147

Directors and Officers of Leucadia following the Transactions, page 147

33.

Please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Campbell, Mr. Dooley, Mr. Friedman, Mr. Handler, Mr. Joyal and Mr. Kane should serve as directors for Leucadia after the merger.

In response to the Staff’s comment, the disclosure has been revised on pages 140-143 of Amendment No. 1.

Where You Can Find More Information, page 165

34.

Please revise to incorporate by reference the second proxy statement that Leucadia filed on April 13, 2012 and the proxy statement filed on April 27, 2012 or tell us why you believe this is not necessary.

The Company respectfully advises the Staff that only one proxy statement was filed by Leucadia on April 13, 2012. In addition, the Company does not believe it is necessary to incorporate by reference the proxy statement that Leucadia filed on April 27, 2012, as such filing does not include any substantive information and solely provides notice to those shareholders that had not

Ms. Loan Lauren P. Nguyen
U.S. Securities and Exchange Commission
January 11, 2013
Page 9

submitted their proxy cards to vote for the proposals at the Leucadia annual meeting (and includes the previously filed proxy card).

35.

Please revise to incorporate by reference all Form 8-Ks filed since the fiscal year ended November 30, 2011 and your definitive proxy filed on March 28, 2012 pursuant to Item 15 of Form S-4 or tell us why you believe this is not necessary.

The Company respectfully advises the Staff that all Jefferies Form 8-Ks filed since the fiscal year ended November 30, 2011 have been incorporated by reference (excluding those Form 8-Ks that were furnished but not filed). The disclosure on page 164 has been updated to include the Form 8-K filed by Jefferies on December 20, 2012. The Company respectfully advises the Staff that the definitive proxy statement filed by Jefferies on March 28, 2012 has been incorporated by reference.

Indemnification of Directors and Officers, page II-1

36.

We note that you qualified your discussion by reference to the provisions of the Business Corporation Laws of the State of New York. Please file the applicable provisions of the State of New York law as an exhibit to the registration statement or eliminate this qualification. Refer to Rule 411(a) of the Securities Act of 1933. In addition, please revise to remove the implication that your disclosure regarding the general effect of the provisions of the NYBCL and Leucadia’s certificate of incorporation and bylaws dealing with the indemnification of directors and officers is incomplete.

In response to the Staff’s comment, the disclosure has been revised on page II-1 of Amendment No. 1.

Undertakings, page II-2

37.	Please revise paragraph (4) on page II-3 to include the undertaking exactly as it appears in Item 512(b) of Regulation S-K.

In response to the Staff’s comment, the disclosure has been revised on page II-3 of Amendment No. 1.

Courtesy packets containing a copy of this letter and marked copies of Amendment No. 1 to the Registration Statement showing changes to the Registration Statement filed on December 7, 2012 will be physically delivered to each member of the Staff referenced in your letter dated January 3, 2013.

If you have any questions or would like to discuss any of the responses, please do not hesitate to call Matthew Gilroy (212-310-8961) or Andrea Bernstein (212-310-8528) or, if more convenient, contact us via e-mail (matthew.gilroy@weil.com or andrea.berstein@weil.com).

Sincerely,

/s/ Matthew J. Gilroy
Matthew J. Gilroy

Ms. Loan Lauren P. Nguyen
U.S. Securities and Exchange Commission
January 11, 2013
Page 10

cc:	Joseph A. Orlando
Vice President and Chief Financial Officer
Leucadia National Corporation

Michael J. Sharp
Executive Vice President, General Counsel and Secretary
Jefferies Group, Inc.

Andrea A. Bernstein
Partner
Weil, Gotshal & Manges LLP

R. Alec Dawson
Partner
Morgan, Lewis & Bockius LLP

Edward E. Herlihy
Partner
Wachtell, Lipton, Rosen & Katz

David E. Shapiro
Partner
Wachtell, Lipton, Rosen & Katz